PRESS RELEASE
Tuesday 26 May 2026 – 08:00 CET
Regulated information

CMB.TECH APPROVES DISTRIBUTION OF 0.64 USD

ANTWERP, Belgium, 26 May 2026 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the company”) (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) announces that the shareholder distribution of 0.64 USD per share conditionally announced on 19 May 2026, has now officially been approved by the Supervisory Board. It is expected to be paid as from 10 June 2026.

The distribution will be a combination of (i) an interim dividend of USD 0.20 per share and (ii) a first payment of USD 0.44 per share out of the share premium reserve.

The timing of the payment of this distribution is as follows:

COUPON 46 dividend – COUPON 47 Share premium	Ex-dividend date	Record date	Payment date
Euronext	2 June 2026	3 June 2026	10 June 2026
NYSE	3 June 2026	3 June 2026	10 June 2026
OSE	2 June 2026	3 June 2026	on or about 17 June 2026

The New York Stock Exchange (“NYSE”) settles its trades on a T+1 basis, while Euronext Brussels (“Euronext”) and the Euronext Oslo Børs (“OSE”) settle its trades on a T+2 basis. As a result, there will be different ex-dividend dates between the exchanges.

Due to the implementation of CSDR in Norway, the distribution payable on common shares that are registered in the VPS settlement system in order to be traded on OSE is expected to be distributed to VPS shareholders on or about 17 June 2026.

No withholding tax is due on the USD 0.44 per share distribution out of the share premium reserve. The remaining balance of the share premium distribution, as approved by the Annual General Meeting held on 21 May 2026, remains available for possible future distributions to shareholders. The company encourages you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the distribution attributable to your common shares credited to your account.

Announcement Q2 2026 results – 27 August 2026

About CMB.TECH

CMB.TECH (all capitals) is one of the largest listed, diversified and future-proof maritime groups in the world with a combined fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels and offshore energy vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.

CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.

CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.

More information can be found at https://cmb.tech

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary

CMB.TECH Contact

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 26 May 2026 – 08:00 CET
Regulated information

statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

This information is published in accordance with the requirements of the Continuing Obligations on Euronext Oslo Børs.

CMB.TECH Contact

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech